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Exhibit 99(a)(5)(B)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 23, 2003, and the ]related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
FIREPOND, INC.
at
$3.16 Net Per Share
by
FIRE TRANSACTION SUB, INC.
a wholly owned subsidiary of
JAGUAR TECHNOLOGY HOLDINGS, LLC

        Fire Transaction Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Jaguar Technology Holdings, LLC, a limited liability company organized under the laws of Delaware (the "Parent"), is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of FirePond, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.16 per Share, net to the seller in cash less any required withholding of taxes and without payment of interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        Tendering stockholders who have Shares registered in their names and who tender directly to LaSalle Bank National Association (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank or other nominee should consult such institution as to whether it charges any service fees. The Parent or the Purchaser will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated, which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the merger described below.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 21, 2003, UNLESS THE OFFER IS EXTENDED.

        THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THE NUMBER OF SHARES THAT SHALL CONSTITUTE NINETY PERCENT (90%) OF THE THEN OUTSTANDING SHARES (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS CONTAINED IN THE OFFER TO PURCHASE, INCLUDING A REQUIREMENT THAT THE COMPANY HAVE AT LEAST $16,700,000 IN CASH AND CASH EQUIVALENTS. THESE CONDITIONS ARE SOLELY FOR THE BENEFIT OF AND MAY BE WAIVED IN THE SOLE DISCRETION OF PARENT AND

PURCHASER, SUBJECT TO THE OTHER TERMS OF THE MERGER AGREEMENT. SEE SECTION 15 OF THE OFFER TO PURCHASE.

        The purpose of the Offer is for the Purchaser to acquire at least a majority interest in the Company as the first step in acquiring the entire equity interest in the Company. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 8, 2003 (the "Merger Agreement"), as amended, by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that, subject to certain conditions, following completion of the Offer the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation, wholly owned by Parent. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock, or owned by any subsidiaries of the Company, Parent, the Purchaser or any of Parent's other subsidiaries, all of which will be canceled and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the Delaware General Corporation Law), will be converted into the right to receive $3.16 or any greater per Share price paid in the Offer in cash, less any required withholding of taxes, without interest.

        Parent, the Purchaser, and certain of the Company's stockholders have entered into Tender and Voting Agreements dated as of October 8, 2003, pursuant to which each of these stockholders has, among other things, agreed to tender their Shares in the Offer. The Tender and Voting Agreements will terminate upon any termination of the Merger Agreement. The Shares held by stockholders who have entered into Tender and Voting Agreements represented approximately 45.4% of the outstanding Shares as of September 30, 2003.

        THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED BY A UNANIMOUS VOTE OF THOSE PRESENT THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY AND HAS RECOMMENDED THAT STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares. Payment for Shares so accepted will be made by deposit of the Offer Price for those Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price, regardless of any delay in making such payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after the timely receipt by the Depositary of (i) certificates evidencing such Shares or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

        The Purchaser may extend the Offer (i) beyond the scheduled expiration of the initial offering period if at that date any of the conditions to the Purchaser's obligation to accept for payment and to pay for the Shares are not satisfied or waived, for a period of ten business days or such longer period as the Purchaser, Parent, and the Company agree, (ii) for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission or its staff applicable to the Offer by giving oral or written notice of such extension to the Depositary, or (iii) for any reason on one or more occasions for a period of not more than five business days beyond the latest expiration date that would otherwise be permitted under clauses (i) or (ii), above. See Section 4 of the Offer to Purchase. The Purchaser has also agreed that, if all of the conditions to the Offer are not satisfied on any scheduled expiration date of the Offer, the Company may, under certain circumstances, require the Purchaser to extend the Offer, subject to the Purchaser's right to terminate the Merger Agreement in accordance with its terms. See Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Exchange Act, the Purchaser may, subject to certain conditions, provide a subsequent offering period following the expiration of the Offer on the Expiration Date. A subsequent offering period is an additional period of time from three business days to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price. The term "Expiration Date" means 12:00 midnight, New York City time, on November 21, 2003, unless the Purchaser extends the period during which the Offer is open. In that event, the term "Expiration Date" means the latest time and date on which the Offer, as so extended (other than any extension with respect to any subsequent offering period), expires.

        Any extension, delay, waiver, amendment or termination of the period during which the Offer is open or any decision to provide a Subsequent Offering Period will be followed, as promptly as practicable, by public announcement thereof. Such public announcement will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares (except during any Subsequent Offering Period).

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless theretofore accepted for payment pursuant to the Offer, at any time after December 22, 2003 until the Purchaser accepts the Shares for payment. Other than as provided in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. No withdrawal rights will apply to Shares tendered during a subsequent offering period. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If the certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding.

        The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and likely will also be a taxable transaction under applicable state, local or foreign tax laws. In general, a stockholder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder's adjusted tax basis in the Shares exchanged therefor. For additional information related to U. S federal income tax consequences of tendering the shares, refer to Section 5 of the Offer to Purchase. All stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company has provided the Purchaser with the Company's stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent as set forth below and copies will be furnished promptly at the Purchaser's expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Neither the Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Please Call Toll-Free: (888) 750-5834

October 23, 2003

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  Exhibit 99(a)(5)(B)